Exhibit 99.2

UCI Holdings Limited Reports Results of Operations for

Third Quarter 2013

LAKE FOREST, IL November 12, 2013 – UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI International”), today announced results for the third quarter ended September 30, 2013. Net sales for Holdings of $252.1 million for the quarter were up $2.3 million, or 0.9%, compared to the quarter ended September 30, 2012. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the OEM, traditional and OES (new car dealer service) channels, with a decline in the retail and heavy duty channels. Net sales for the third quarter of 2013 also included $17.2 million in related party sales to FRAM Group, compared to $17.9 million for the third quarter of 2012.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $29.7 million for the third quarter, compared with $40.8 million for the quarter ended September 30, 2012. The reconciliation of adjusted EBITDA to net income (loss) is set forth in Schedule A.

Net loss for the quarter was $1.8 million, including $2.6 million, net of tax, in special charges, consisting of business optimization costs, costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group, restructuring costs, class action and other litigation costs and costs of obtaining new business. Excluding these items, adjusted net income would have been $0.8 million for the quarter. Adjusted net income for the third quarter of 2012 was $9.3 million, excluding $4.5 million, net of tax, in special charges, consisting of business optimization costs, costs related to implementation of cost sharing and manufacturing arrangements with FRAM Group, restructuring costs, costs of obtaining new business and class action litigation costs.

“As we reported in the second quarter, our sales volume has been positive, with the initial launch of new OEM products being the primary driver in offsetting a soft retail market,” said Bruce Zorich, Chief Executive Officer of UCI. “But our top line continued to translate to lower margins, as higher material costs, startup costs for our OEM rollouts, lower customer pricing and increased sales of lower margin products were partially offset by our integration savings and cost reduction programs.”

As of September 30, 2013, the company’s cash on hand was $51.0 million and total debt was $691.8 million.

Conference Call

Holdings will host a conference call to discuss its results and performance on Wednesday, November 13, 2013 at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.

A replay of the call will be available from November 14, 2013 for a 14 day period, at www.uciholdings.com. Click on the UCI 2013 3rd Quarter Results button.

About UCI Holdings Limited

UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165

UCI Holdings Limited

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net sales	$252,091	$249,776	$750,359	$746,008
Cost of sales	203,960	190,847	605,900	567,006

Gross profit	48,131	58,929	144,459	179,002
Operating expenses
Selling and warehousing	(17,123)	(16,131)	(53,202)	(50,615)
General and administrative	(10,796)	(13,767)	(36,821)	(44,887)
Amortization of acquired intangible assets	(5,542)	(5,572)	(16,629)	(16,626)
Restructuring costs, net	(827)	(697)	(2,936)	(4,464)
Antitrust litigation costs	(141)	(283)	(181)	(1,167)

Operating income	13,702	22,479	34,690	61,243
Other expense
Interest expense, net	(13,628)	(13,492)	(37,766)	(41,204)
Miscellaneous, net	(1,329)	(2,009)	(1,986)	(4,889)

(Loss) income before income taxes	(1,255)	6,978	(5,062)	15,150
Income tax expense	(580)	(2,179)	(169)	(7,881)

Net (loss) income	(1,835)	4,799	(5,231)	7,269

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	814	1,728	518	1,492
Pension and OPEB liabilities, net of tax	631	(185)	1,951	15,404

Total other comprehensive income (loss)	1,445	1,543	2,469	16,896

Comprehensive (loss) income	$(390)	$6,342	$(2,762)	$24,165

UCI Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands)

	September 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$51,014	$78,917
Accounts receivable, net	247,468	227,542
Related party receivables	28,888	19,872
Inventories	182,343	175,291
Assets held for sale	1,561	—
Deferred tax assets	31,209	28,877
Other current assets	22,021	27,105

Total current assets	564,504	557,604
Property, plant and equipment, net	162,272	160,174
Goodwill	309,407	309,102
Other intangible assets, net	381,394	399,585
Deferred financing costs, net	15,353	17,483
Other long-term assets	4,154	3,732

Total assets	$1,437,084	$1,447,680

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	$139,357	$132,803
Current maturities of long-term debt	3,168	3,177
Related party payables	912	734
Accrued expenses and other current liabilities	111,293	115,453

Total current liabilities	254,730	252,167
Long-term debt, less current maturities	688,597	690,748
Pension and other post-retirement liabilities	116,015	120,093
Deferred tax liabilities	107,238	110,965
Other long-term liabilities	2,105	2,546

Total liabilities	1,168,685	1,176,519
Contingencies
Shareholder’s equity
Common stock	320,038	320,038
Retained deficit	(10,474)	(5,243)
Accumulated other comprehensive loss	(41,165)	(43,634)

Total shareholder’s equity	268,399	271,161

Total liabilities and shareholder’s equity	$1,437,084	$1,447,680

UCI Holdings Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2013	2012
Net cash (used in) provided by operating activities	$(365)	$49,249

Cash flows from investing activities:
Capital expenditures	(25,286)	(29,867)
Proceeds from sale of property, plant and equipment	47	1,968

Net cash used in investing activities	(25,239)	(27,899)

Cash flows from financing activities:
Issuances of debt	—	500
Debt repayments	(2,285)	(4,115)
Equity contribution	—	38

Net cash used in financing activities	(2,285)	(3,577)
Effect of exchange rate changes on cash	(14)	155

Net (decrease) increase in cash and cash equivalents	(27,903)	17,928
Cash and cash equivalents at beginning of period	78,917	67,697

Cash and cash equivalents at end of period	$51,014	$85,625

Reconciliation of EBITDA to Adjusted EBITDA

EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Adjusted EBITDA presented herein is also a financial measure used by our strategic owner to measure operating performance. Adjusted EBITDA is calculated as EBITDA adjusted to exclude items of a significant or unusual nature that cannot be attributed to ordinary business activities, such as business optimization costs, restructuring costs and costs related to implementation of cost sharing arrangements with FRAM Group. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

Schedule A

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(dollars in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net (loss) income	$(1.8)	$4.8	$(5.2)	$7.3
Income tax expense	0.5	2.2	0.1	7.9
Net interest expense	13.7	13.5	37.8	41.2
Depreciation and amortization expense	13.2	13.0	39.4	38.8

EBITDA	25.6	33.5	72.1	95.2

Business optimization costs	1.4	4.9	7.3	11.4
Cost related to implementation of cost sharing and manufacturing arrangements with FRAM Group	1.1	1.1	4.1	6.6
Restructuring costs, net	0.8	0.7	2.9	4.5
New business changeover and sales commitment costs	0.5	0.3	0.6	0.5
Cost of defending class action and other litigation	0.4	0.3	0.5	1.2
Miscellaneous non-operating expenses	—	—	0.1	—
Gain on forgiveness of debt	(0.1)	—	(0.1)	—
Collection of tax refunds	—	—	(1.9)	—

Adjusted EBITDA	$29.7	$40.8	$85.6	$119.4

Net sales	$252.1	$249.8	$750.3	$746.0
Adjusted EBITDA margin	11.8%	16.3%	11.4%	16.0%